Carlisle Companies Incorporated 13925 Ballantyne Corporate Place, Suite 400 Charlotte, North Carolina 28277 (704) 501-1100 • FAX (704) 501-1190

October 29, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:          Carlisle Companies Incorporated

                Form 10-K for Fiscal Year Ended December 31, 2007

                Form 10-Q for Fiscal Quarter Ended June 30, 2008

                File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to the comment of the staff of the Division of Corporate Finance of the Securities and Exchange Commission as set forth in your letter dated October 10, 2008 relating to the Company’s (i) Form 10-K for the fiscal year-ended December 31, 2007, filed February 29, 2008 (the “2007 Form 10-K”), and (ii) Form 10-Q for the fiscal period ended June 30, 2008, filed August 7, 2008.

For your convenience, the text of your letter has been reproduced below in bold type with the response to each numbered comment set forth immediately below the comment.

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

We believe the following responses appropriately address the staff’s comments and Carlisle will reflect these revisions in all future filings, as appropriate.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Consolidated Statements of Earnings and Comprehensive Income, page 2

2.              We note your response to prior comment 5.  It remains unclear how you determined that the $4.7 million charge related to management and facilities transition of a braking business in the United Kingdom and asset charges related to closed facilities of $2.0 million should be excluded from your determination of operating income.

We remind you that paragraph 45 of SFAS 144 states that a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity should be included in the determination of operating income.  Please clearly disclose the nature of each of these items, how you calculated each item, and your basis for excluding each item from your determination of operating income.  Your explanation should address whether the brake business for which the $4.7 million charge is related to is the same brake business which has been reported in discontinued operations based on your disclosures on page 10.  If so, tell us what consideration you have to reflecting the $4.7 million in discontinued operations pursuant to paragraphs 41 through 44 of SFAS 144.

The asset write-down of $2.0 million reported in the Company’s 10-Q for the period ended June 30, 2007, represented fixed assets in the Transportation Products segment of which $1.8 million were sold at auction in 2007 and $0.2 million were scrapped.  In June 2007, management decided to move production from its Slinger, Wisconsin wheel facility to its existing wheel facility in Aiken, SC.  The Slinger fixed assets met the criteria of Long-Lived Assets to be Disposed of by Sale under paragraph 30 of SFAS 144.  The assets were measured at the lower of their carrying amount or fair value and in accordance with paragraph 34 of SFAS 144 were written down to fair value less the cost to sell. The $2.0 million loss was recognized in Income from Continuing Operations and reported in the Company’s Earnings Before Interest and Income Taxes (“EBIT”) in the second and third quarter 2007 Form 10-Q as well as in the 2007 Form 10-K.

Effective 2008, Carlisle changed its financial statement presentation from that of EBIT representing operating income to reflecting Operating Income as a subtotal within Income from Continuing Operations.  Management intends to reclassify the $2.0 million loss to Other Operating Expense in the year-to-date 2007 Consolidated Statement of Earnings and Comprehensive Income presented in the Company’s September 30, 2008 Form 10-Q which will include the loss in the Operating Income subtotal.  The reclassification will also result in the inclusion of this loss in the Form 10-Q year-to-date 2007 Operating Income presented for the Transportation Products segment.

The brake business, for which the $4.7 million charge was recorded in the second quarter 2007, is the Company’s off-highway brake business.  The off-highway brake business is a continuing operation that is reported within the Specialty Products segment.  The brake business included in discontinued operations is the Company’s on-highway brake business.  When Carlisle purchased the off-highway brake operation located in the U.K, the seller was contracted to manufacture and manage the operation until such time as Carlisle could transfer the assets to its own facilities.  In the second quarter 2007, the Company finalized the value of the assets transferred to Carlisle’s U.K. facility.  The Company recorded a loss of $4.7 million reflecting adjustments to inventory and fixed assets as well as a transition production and administrative fee paid to the former owner.  The $4.7 million loss was recognized in Income from Continuing Operations and reported in  EBIT in the second and third quarter 2007 Form 10-Q as well as in the 2007 Form 10-K.

As previously noted, effective 2008 the Company changed its financial statement presentation from that of EBIT representing operating income to reflecting Operating Income as a subtotal within Income from Continuing Operations.  Management intends to reclassify the $4.7 million loss to Other Operating Expense in the year-to-date 2007 Consolidated Statement of Earnings and Comprehensive Income presented in the Company’s September 30, 2008 Form 10-Q which will include the loss in the Operating Income subtotal.  The reclassification will also result in the inclusion of this loss in the Form 10-Q year-to-date 2007 Operating Income presented for the Specialty Products segment.

The following table illustrates the reclassifications noted above in the Statement of Earnings and Other Comprehensive Income for the September 30, 2008 Form 10-Q:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2008 (Preliminary)	2007	2008 (Preliminary)	2007*

Net sales	$832.5	$730.4	$2,347.9	$2,044.8

Cost and expenses:
Cost of goods sold	668.4	570.7	1,886.0	1,610.9
Selling and administrative expenses	79.1	67.3	234.9	199.9
Research and development expenses	3.2	3.2	9.8	9.2
Other operating expense	—	—	—	6.7
Operating income	81.8	89.2	217.2	218.1

Other non-operating income, net	(0.6)	(51.0)	(1.4)	(55.3)
Interest expense, net	6.1	6.3	15.3	8.2
Income before income taxes	76.3	133.9	203.3	265.2

Income tax expense	25.7	49.6	67.6	93.0
Income from continuing operations, net of tax	50.6	84.3	135.7	172.2

*   For the nine months ended September 30, 2007, charges totaling $6.7 million have been reclassified from Other non-operating income, net to Other operating expense.

The segment footnote and Management Discussion and Analysis will also be updated to reflect this reclassification as follows:

Segment Footnote

	2008 (Preliminary)		2007
Three Months Ended September 30,	Sales	Operating Income	Sales	Operating Income
In millions
Construction Materials	$448.1	$60.8	$417.0	$63.8
Transportation Products	205.2	8.7	193.3	15.5
Applied Technologies	131.2	12.7	77.1	10.7
Specialty Products	48.0	8.2	43.0	7.4
Corporate	—	(8.6)	—	(8.2)
Total	$832.5	$81.8	$730.4	$89.2

	2008 (Preliminary)			2007
		Operating			Operating
Nine Months Ended September 30,	Sales	Income	Assets	Sales	Income*	Assets
In millions
Construction Materials	$1,171.8	$129.8	$785.5	$1,026.4	$139.8	$873.6
Transportation Products	691.0	53.7	548.8	668.5	64.9	514.7
Applied Technologies	350.7	36.0	594.7	226.9	28.0	242.5
Specialty Products	134.4	21.7	122.9	123.0	14.7	118.9
Corporate	—	(24.0)	143.8	—	(29.3)	131.3
Total	$2,347.9	$217.2	$2,195.7	$2,044.8	$218.1	$1,881.0

* For the nine months ended September 30, 2007, charges of $2.0 million and $4.7 million have been reclassified from non-operating income to operating income for the Transportation Products and Specialty Products segments, respectively.

M,D&A Sales & Earnings

Other operating expense, net of $6.7 million for the nine months ended September 30, 2007 included a $4.7 million charge related to management and facilities transition of a braking business in the United Kingdom, as well as asset charges related to closed facilities of $2.0 million.

Please do not hesitate to contact Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108 if you have any questions concerning our response.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and	Vice President, Secretary
Chief Financial Officer	and General Counsel